February 18, 2005

United States Securities and

Exchange Commission

450 5th Street, N.W.

Washington, D.C.  20549

Re:  Gardenburger, Inc.

Filing of 2004 Form 10-K

To Whom it May Concern:

The Annual Report on Form 10-K for the fiscal year ended September 30, 2004 is herewith being filed electronically via EDGAR for Gardenburger, Inc.

The 2004 Annual Report to Shareholders will be filed, for informational purposes only, in paper format since no parts of such Annual Report are incorporated by reference into Form 10-K.

Pursuant to General Instruction D(3) to the Form 10-K, this letter confirms that, with respect to the financial statements included in the Form 10-K, there have been no changes from the preceding year in our accounting principles or practices or in the method of applying such principles or practices, except for the change in our method of accounting for slotting fees effective October 1, 2003.

Thank you for your assistance.

Sincerely,

/s/ Scott C. Wallace
Scott C. Wallace
Chairman of the Board, President and Chief Executive Officer
Gardenburger, Inc.